FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

XINYUAN REAL ESTATE CO., LTD.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release Announcing Financial Results for Fourth Quarter 2008	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: March 27, 2009

Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD. ANNOUNCES FINANCIAL RESULTS FOR THE

FOURTH QUARTER AND FULL YEAR 2008

BEIJING, China, March 27, 2009 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2008.

Highlights For The Fourth Quarter 2008 versus The Third Quarter 2008

•	Total revenues decreased $22.2 million to US$60.8 million from US$83.0 million.

•

The Company recorded a gross loss of US$75.8 million versus a gross profit of US$18.4 million, or 21.8% of revenue. In the fourth quarter, the Company recognized estimated future losses of $21.6 million on its Suzhou International City Garden project and additionally recorded an impairment charge on the same project of $72.6 million.

•	The Company recorded a net loss of US$77.5 million versus a net profit of US$7.8 million.

•

The diluted loss per share attributable to ordinary shareholders was US$0.51, equivalent to a US$1.02 loss per American Depositary Share (“ADS”) compared to US$0.05 diluted earnings per share, or US$0.10 per ADS, in the prior year period.

•	During the fourth quarter of 2008, the Company completed Anhui Wang Jiang Garden and Shandong Elegant Scenery projects.

•	No new projects were started during the quarter and no land was acquired.

Highlights For The Full Year 2008 Ended December 31, 2008

•	2008 total revenues increased over 2007 by 15.1% to US$356.6 million in 2008.

•

Gross loss totaled US$0.2 million versus a gross profit of US$101.6 million. 2008 included recognition of future losses and an impairment charge on the Suzhou International City Garden project of $21.6 million and $72.6 million, respectively

•	The Company recorded a net loss of US$23.6 million in 2008 versus net income of US$45.7 million in 2007.

•

The diluted loss per share attributable to ordinary shareholders in 2008 totaled US$0.16 equivalent to a US$0.32 loss per ADS compared to a US$1.28 diluted loss in 2007, or US$2.56 per ADS. 2007 results included the impact of a US$182.2 million deemed dividend.

•	The Company maintained a cash balance of US$193.6 million.

“The environment in the real estate sector remains difficult,” said Mr. Yong Zhang, Xinyuan’s chairman and chief executive officer. “Demand remains weak and buyers appear to be waiting for more attractive pricing. During these unprecedented economic times, the Company is focused on controlling costs and preserving capital. While we are hopeful the actions implemented by the government can positively influence demand in the second half of the year, we are maintaining a conservative approach toward investing in new projects. We have also modified our production schedule to maximize cash flow until markets and demand stabilize.

“We remain positive on the long term prospects of the real estate sector in China. With a cash balance of over $193 million at the end of 2008 and expected cash flows from existing projects sufficient to settle all outstanding debt maturities through 2010, we remain confident that Xinyuan can weather the storm and emerge a stronger Company when the cycle turns,” concluded Mr. Zhang.

Financial Results for the Fourth Quarter

For the quarter ended December 31, 2008, the Company’s total revenues were US$60.8 million compared to US$83.0 million in the third quarter ended September 30, 2008 and $91.4 million in the fourth quarter 2007. Under the Percentage of Completion method of accounting under United States Generally Accepted Accounting Principles (see discussion of “Percentage of Completion Accounting” later in this release), changes in project estimates negatively impacted reported revenue by US$1.7 million.

The Company sold 60,300 square meters in the fourth quarter 2008, versus 84,500 square meters in the third quarter 2008. The average selling price per square meter sold was Rmb5,990 in the fourth quarter 2008 versus Rmb6,262 in third quarter 2008, representing a decline of 4.3%. At December 31, 2008, the Company held undeveloped land reserves in Zhengzhou and Chengdu of 278,000 and 219,000 GFA square meters, respectively.

Geographic breakdown of revenues

	Revenue (US$’s 000)
	2007Q4		2008Q3		2008Q4
	Amount	%	Amount	%	Amount	%
Anhui	13,750	15.3%	10,388	12.7%	4,559	8.1%
Chengdu	0	0.0%	1,418	1.7%	2,636	4.7%
Henan	6,710	7.5%	21,763	26.6%	12,163	21.7%
Kunshan	0	0.0%	1,913	2.3%	2,444	4.4%
Shandong	45,430	50.7%	30,156	36.8%	15,910	28.4%
Suzhou	23,751	26.5%	16,213	19.8%	18,301	32.7%

Total	89,641	100.0%	81,851	100.0%	56,013	100.0%

Gross Profit

Gross loss for the fourth quarter 2008 was US$75.8 million compared to a gross profit of US$18.4 million, or 21.8% of revenue, in the third quarter 2008 and US$30.3 million, or 33.1% of revenue, in the fourth quarter 2007. In the fourth quarter the Company recognized estimated future losses of $21.6 million on its Suzhou International City Garden project and additionally recorded an impairment charge on the same project of $72.6 million. Percentage of Completion (POC) adjustments on changes of estimates for all other projects impacted gross profit by $10.0 million in the fourth quarter. The recognition of future losses and impairment charge on the Suzhou project and POC adjustments on other projects were all non-cash items.

Selling, General, and Administrative Expenses (SG&A)

SG&A expenses were US$9.3 million for the fourth quarter of 2008 compared to US$13.5 million and US$13.9 million for the third quarter 2008 and the fourth quarter 2007, respectively. As a percentage of total revenue, SG&A expenses for the fourth quarter 2008 were 15.2%, versus 16.3% and 15.2% in the third quarter 2008 and fourth quarter 2007, respectively.

The sequential improvement is attributed to lower compensation expense on lower headcount (US$0.9 million), lower advertising and promotion spending (US$2.8 million), and lower stock based compensation (US$0.5 million).

Share of Income of Equity Investee

In the fourth quarter of 2008, the Company recognized a loss of US$0.6 million from its 45% stake in Zhengzhou Jiantou Xinyuan Real Estate Co. Ltd (“Jiantou”) compared to booking income of US$3.2 million in the third quarter 2008 and income of US$2.9 million in the fourth quarter 2007. Jiantou encountered soft demand in the fourth quarter. The Company recorded an exchange loss in the fourth quarter 2008 of US$0.8 million compared to exchange gains of US$0.7 million in the third quarter 2008 and US$1.6 million in the fourth quarter 2007.

Net Income

Net loss for the fourth quarter 2008 was US$77.5 million compared to net income in the third quarter 2008 and the fourth quarter 2007 of US$7.8 million and US$8.2 million, respectively.

Diluted loss per share for the fourth quarter 2008 was US$0.51, compared to diluted earnings per share in the third quarter 2008 of US$0.05 and a diluted loss per share in the fourth quarter 2007 of US$1.51.

Full Year 2008 Results

For the twelve months ended December 31, 2008, total revenues were US$356.6 million compared to US$309.7 million in 2007. The revenue contribution of new Kunshan International City Garden, Suzhou International City Garden, and Chengdu Splendid projects was partially offset by the completion of the Anhui Wang Jiang Garden, Henan Financial Square, Suzhou Lake Splendid, and Shandong Elegant Scenery projects.

Total gross loss was US$0.2 million for the full year 2008 versus gross profit of US$101.6 million for the full year 2007. Write-downs of the Suzhou International City Garden project described earlier plus the impact of revised estimates on the other projects resulted in decreased gross profit. In addition, the increase of Suzhou, Chengdu, and Kunshan project revenues as a percentage of total revenues had a negative mix effect on margins as these less mature projects with relatively high land acquisition costs carry lower margins than projects in the Company’s more traditional markets in the Anhui, Henan, and Shandong provinces.

For the twelve months ended December 31, 2008, total SG&A expenses were US$46.1 million, or 12.9% of revenue, compared to US$27.6 million, or 8.9% of revenue, in 2007. The year-over-year increase is attributable primarily to increased advertising and promotion expenses on new projects, and the full year impact of stock-based compensation and professional fees associated with being a listed company including Sarbanes Oxley consulting fees.

The Company’s net loss was US$23.6 million for the full year 2008, versus net income of US$45.7 million for the full year 2007. The diluted loss per share in 2008 was $0.16 compared to a diluted loss per share of $1.28 in 2007.

Balance Sheet

At December 31, 2008, Xinyuan reported US$193.6 million in cash, US$367.7 million total debt outstanding, and a gearing ratio of 43.5%. Xinyuan’s book value at year end stood at US$400.3 million, or US$2.65 per share, and US$5.30 per ADS.

2009 Outlook

Q1 2009 GFA sales are expected to range from 38,000 to 42,000 square meters, a decrease of roughly 35% from the previous quarter due to some market weakness and the seasonal impact of the Chinese New Year. First quarter revenue is expected to total US$40.0 to $45.0 million while we expect a net loss in the range of US$2.0 to $4.0 million.

Full year 2009 GFA sales are anticipated to be in the range of 250,000 to 290,000 square meters. 2009 revenues are expected to be US$225 to US$250 million while full year 2009 net results are projected to be approximately breakeven. No new projects are included in these projections although the Company is ready to evaluate new projects if market conditions warrant.

Mr. Zhang commented, “With respect to our initiatives in 2009, we are focused on pacing the construction efforts of our large projects in Suzhou, Kunshan, and Chengdu (Tier 1.5 cities) to match local demand and to preserve cash. We intend to refocus our investments in smaller projects in Tier 2 cities in the Henan, Anhui, and Shandong provinces, which are regions that better suit our operating structure and where we have traditionally had our greatest success. Reducing overhead and operating expenses are also a key priority for our business in 2009.”

“Additionally, the strengthening of our senior management team is a major priority in 2009. We have streamlined certain positions to ensure greater efficiency and cost savings. At the same time, we are adding select senior team members in certain key areas such as finance and operations, who can help position Xinyuan for better performance and success.”

Percentage of Completion Accounting

Most of Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate our estimates of future revenues and costs on a quarterly basis project by project. Cumulative revenue is determined by multiplying cumulative contract sales proceeds times cumulative incurred cost divided by total estimated project cost. Cumulative cost of sales is calculated by multiplying cumulative incurred cost times cumulative contract sales divided by total estimated project revenue. Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profit previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than our costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses. In the fourth quarter of 2008, Suzhou ICG was the only such unprofitable project subject to recognition of total project gross loss and impairment reviews.

Non-GAAP Measures

This release contains non-GAAP financial measures, as such term is defined by the U. S. Securities and Exchange Commission. These non-GAAP financial measures, which are identified in this release, are used by management as measures of the Company’s performance, and should be considered in addition to, not in isolation or as a substitute for, measures of the Company’s financial performance prepared in accordance with GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies.

Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of GAAP to Non-GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, and non-GAAP net income.

The Company’s management uses certain non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation charges, unrealized foreign exchange gain or loss, amortization of intangible assets, amortization of convertible debt issuance cost and charges arising from changes in fair value of derivative warrant liabilities, from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company computes its non-GAAP financial measures using the same consistent methods from quarter to quarter. The Company’s management believes that these non-GAAP financial measures can provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures can provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash settlement or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.

The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results. The Company’s management believes excluding the non-cash stock-based compensation charges, unrealized foreign exchange gain, amortization expense of intangible assets and charges resulting from changes in fair value of derivative warrant liabilities from its non-GAAP financial measure of net income are useful for itself and investors because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.

Conference Call Information

Xinyuan’s management will host an earnings conference call on March 27, 2009 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-913-312-1459. A webcast will also be available through the Company’s investor relations website at http://www.xyre.com . A replay of the call will be available through April 3, 2009. Listeners may access the replay by dialing 1-719-457-0820, access code: 4116963.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage;; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2008. All information provided in this press release is as of March 27, 2009. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. In addition, we are in the process of conducting further evaluations of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. We make no representation of management’s assessment regarding internal control over financial reporting or include an attestation report of the Company’s independent auditors due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:
Mr. Tom Gurnee
Chief Financial Officer
Tel:	+86 (10) 8588-9390
Email:	tom.gurnee@xyre.com

Mr. Jacky Zhang
Deputy General Manager of Investor Relations
Tel:	+86 (10) 8588-9262
Email:	zhengang.zhang@xyre.com

Mr. Bill Zima
ICR, Beijing
Tel:	+86-10-6599-7969
Email:	Bill.zima@icrinc.com

In the United States:
Mr. Ken Avalos
ICR, Inc.
Tel:	+1 (203) 682-8341
Email:	ken.avalos@icrinc.com

Ms. Kristin Brown
ICR, Inc.
Tel:	+1 (646) 277-1229
Email:	kristin.brown@icrinc.com

(Financial Tables on Following Pages)

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

Three months ended

	December 31, 2007	September 30, 2008	December 31, 2008
Revenue	91,425	$82,951	60,821

Cost of revenue	(61,145)	(64,569)	(136,646)

Gross profit	30,280	18,382	(75,825)

Selling and distribution expenses	(4,558)	(5,251)	(2,321)
General and administrative expenses	(9,340)	(8,249)	(6,980)

Operating income	16,382	4,882	(85,126)

Interest income	681	559	687
Interest expense	(1,765)	—	0
Share of income in an equity investee	2,867	3,186	(644)
Exchange gains	1,561	668	(819)
Change in fair value of warrant liabilities	(2,416)	2,026	324

Income from operations before income taxes	17,310	11,321	(85,578)

Income taxes	(9,131)	(3,536)	8,029

Net Income	8,179	7,785	(77,549)

Accretion of Series A convertible preference shares	(572)	—
Deemed Dividends	(182,229)
Net income attributable to ordinary shareholders	(174,622)	7,785	(77,549)

Earnings (loss) per share:
Basic	$(1.51)	$0.05	(0.51)
Diluted(1)	$(1.51)	$0.05	(0.51)
Shares used in computation:
Basic	115,361	149,007	150,770
Diluted	115,361	160,200	150,770

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

Twelve months ended

	December 31, 2007	December 31 2008
Revenue	309,725	356,632

Cost of revenue	(208,135)	(356,794)

Gross profit	101,590	(162)

Selling and distribution expenses	(10,515)	(13,578)
General and administrative expenses	(17,077)	(32,530)

Operating income	73,998	(46,270)

Interest income	1,417	3,492
Interest expense	(3,204)	0
Share of income in an equity investee	8,686	9,843
Exchange gains	3,083	3,603
Change in fair value of warrant liabilities	(8,602)	16,422

Income from operations before income taxes	75,378	(12,910)

Income taxes	(29,715)	(10,730)

Net Income	45,663	(23,640)

Accretion of Series A convertible preference shares	(2,739)
Deed Dividend	(182,228)
Net income attributable to ordinary shareholders	(139,304)	(23,640)

Earnings (loss) per share:
Basic	(1.28)	(0.16)
Diluted	(1.28)	(0.16)
Shares used in computation:
Basic	108,690	149,147
Diluted	108,690	149,147

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Audited	Unaudited
	December 31, 2007	December 31, 2008
ASSETS
Current assets
Cash and cash equivalents	309,315	135,659
Restricted cash	48,267	57,951
Accounts receivable	257	3,299
Other receivables	4,750	20,229
Other deposits and prepayments	12,864	28,735
Advances to suppliers	3,052	733
Real estate property development completed	4,917	328
Real estate property under development	379,142	523,634
Other current assets	7,782	8,562

Total current assets	770,346	779,130

Real estate property under development	9,738	101,590
Real estate properties held for lease, net	6,811	14,851
Property and equipment, net	4,649	5,255
Other long-term investment	242	242
Interests in an equity investee	9,344	20,157
Defered Tax Asset		11,646
Other assets	6,065	8,111

TOTAL ASSETS	807,195	940,982

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Audited	Unaudited
	December 31, 2007	December 31, 2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	45,490	89,032
Short-term bank loans	49,284	168,967
Customer deposits	25,261	14,252
Income tax payable	5,406	6,263
Deferred tax liabilities	7,532	21,513
Other payables and accrued liabilities	18,296	22,038
Payroll and welfare payable	3,105	2,210

Total current liabilities	154,374	324,275

Long-term bank loans	137,858	105,007
Warrant liabilities	16,592	170
Deferred tax liabilities	4,776	4,816
Unrecognized tax benefits	11,925	12,745
Other long-term debt	91,771	93,714

Total liabilities	417,296	540,727

Shareholders’ equity
Common shares	15	15
Additional paid-in capital	490,361	499,155
Statutory reserves	12,145	13,167
Accumulated deficit(2)	(123,704)	(148,365)
Accumulated other comprehensive earnings	11,082	36,283

Total shareholders’ equity	389,899	400,255

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	807,195	940,983

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

Note (1) Diluted Earnings per Share for the three months ended December 31, 2007, September 31, 2008 and December 31, 2008

The diluted earnings per share for the three months ended December 31, 2007, September 31, 2008 and December 31, 2008 are calculated as follows:

(All US$ amounts and number of shares data in thousands, except per share data)

	Three Months Ended
	December 31, 2007	September 30, 2008	December 31, 2008
Numerator:
Net income	$8,179	$7,785	$(77,549)
Accretion of Series A convertible	(572)	—	—
Deemed Dividends	(182,229)

Net income attributable to ordinary shareholders – diluted	(174,622)	7,785	(77,549)

Denominator:
Number of shares outstanding – basic	115,361	149,007	150,770
Convertible subordinated notes		9,597
Incremental shares of Burnham warrant		—
Stock options	—	1,596

Number of shares outstanding – diluted	115,361	160,200	150,770

Diluted earnings per share	$(1.51)	$0.05	$(0.51)

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP to NON-GAAP RESULTS

(U.S. Dollar in thousands, except per share data)

	Three months ended December 31, 2008
	GAAP			Adjustments	Non-GAAP Results
Gross profit	(75,825)				(75,825)

Operating expenses	9,301	(a	)	(1,036)	8,180
		(b	)	(85)

Operating income	(85,126)	(a	)	1,036	(84,005)
		(b	)	85

Net income	(77,549)	(a	)	1,051	(75,918)
		(b	)	85
		(c	)	(324)
		(e	)	819

	Three months ended September 30, 2008
	GAAP			Adjustments	Non-GAAP Results
Gross profit	18,382				18,382

Operating expenses	13,500	(a	)	(1,537)	11,878
		(b	)	(85)

Operating income	4,882	(a	)	1,537	6,504
		(b	)	85

Net income	7,785	(a	)	1,621	6,797
		(b	)	85
		(c	)	(2,026)
		(e	)	(668)

	Three months ended December 31, 2007
	GAAP			Adjustments	Non-GAAP Results
Gross profit	30,280				30,280

Operating expenses	13,898	(a	)	(4,437)	9,005
		(b	)	(85)
		(d	)	(371)

Operating income	16,382	(a	)	4,437	21,275
		(b	)	85
		(d	)	371

Net income	8,179	(a	)	4,437	13,927
		(b	)	85
		(d	)	371
		(c	)	2,416
		(e	)	(1,561)

(a)	To adjust stock-based compensation charges
(b)	To adjust amortization of property management rights
(c)	To adjust changes in fair value of derivative warrant liabilities
(d)	To adjust amortization of convertible debt issuance cost
(e)	To adjust unrealized exchange gain

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP to NON-GAAP RESULTS

(U.S. Dollar in thousands, except per share data)

	Twelve months ended December 31, 2008
	GAAP			Adjustments	Non-GAAP Results
Gross profit	(162)				(162)

Operating expenses	46,108	(a	)	(8,189)	37,578
		(b	)	(341)

Operating income	(46,270)	(a	)	8,189	(37,740)
		(b	)	341

Net income	(23,640)	(a	)	8,576	(34,748)
		(b	)	341
		(c	)	(16,422)
		(e	)	(3,603)

	Twelve months ended December 31, 2007
	GAAP			Adjustments	Non-GAAP Results
Gross profit	101,590				101,590

Operating expenses	27,592	(a	)	(4,546)	22,705
		(b	)	(341)

Operating income	73,998	(a	)	4,546	78,885
		(b	)	341

Net income	45,663	(a	)	4,858	57,493
		(b	)	341
		(c	)	8,602
		(d	)	1,112
		(e	)	(3,083)

(a)	To adjust stock-based compensation charges
(b)	To adjust amortization of property management rights
(c)	To adjust changes in fair value of derivative warrant liabilities
(d)	To adjust amortization of convertible debt issuance cost
(e)	To adjust unrealized exchange gain